

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561**

Mail Stop 3561

April 8, 2010

By U.S. Mail and facsimile to (703) 448-3890

Donald B. Murray
Chairman and Chief Executive Officer
Resources Connection, Inc.
17101 Armstrong Avenue
Irvine, California 92614

> **Re:** **Resources Connection, Inc.**
> **Form 10-K for Fiscal Year Ended May 30, 2009**
> **Filed July 29, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 10, 2009**
> **Form 10-Q for Fiscal Period Ended November 28, 2009**
> **Filed January 7, 2010**
> **Form 10-Q for Fiscal Period Ended February 27, 2010**
> **Filed April 2, 2010**
> **Form 8-K**
> **Filed November 24, 2009**
> **Form 8-K/A**
> **Filed January 5, 2010**
> **File No. 000-32113**

Dear Mr. Murray:

We have reviewed your filings and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended May 30, 2009

Item 1A. Risk Factors, page 16

1. Based on your disclosure on page 30, please include in future filings a risk factor under this section regarding potential goodwill impairment and the affect on your future financial results.

Financial Statements, page 40

Note 2. Summary of Significant Accounting Policies, page 46

Intangible Assets and Goodwill, page 48

2. Please tell us and disclose in future filings how you assess goodwill and intangible assets for impairment. Please provide more specific disclosures about how you measure potential impairments and how you determine your reporting units. The judgments underlying your impairment testing should be clear from your disclosures. Please refer to FASB ASC 350-20-35. Given the significance of goodwill to your total assets, please also consider expanding your Critical Accounting Policy to address in more detail the estimates and uncertainties involved in your impairment testing.

Note 15. Stock Based Compensation Plans, page 60

3. Please disclose the number of restricted stock awards non-vested at the beginning and the end of the year along with those that were granted, vested and forfeited during the year. Please also disclose the grant date fair value, vesting provisions and amount of compensation cost recognized in each period related to your restricted stock awards. Refer to FASB ASC 718-10-50-2c.2.

Form 10-Q for the Fiscal Period Ended February 27, 2010

Financial Statements, page 3

Note 5. Acquisitions, page 9

4. Please tell us and disclose in future filings the reasons you paid a purchase price for Sitrick Brincko Group, LLC leading to the recognition of goodwill. Refer to FASB ASC 805-30-50-1a.

5. Please tell us why the undiscounted amount you could be obligated to pay as contingent consideration is unlimited. In future filings, please explain the terms of this contingent consideration in more detail to your investors to better clarify your exposure under this agreement.

Management's Discussion and Analysis, page 16

6. We note your significant declines in revenues resulting in operating losses and significant declines in operating cash flows for the nine months ended February 27, 2010. In future filings, please consider providing a discussion of the anticipated effects on your future results of operations and liquidity of the significant economic changes that materially affected the amount of reported income. Please provide a discussion of any known trends, such as increases or decreases in your revenue trends, so that your investors have insight into any known trends and uncertainties. We remind you that one of the primary objectives of MD&A is to provide your investors with a view of the company through the eyes of your management. Please refer to Item 303 of Regulation S-K.

Form 8-K filed November 24, 2009 and Form 8-K/A filed January 5, 2010

7. Please explain to us the business purpose for the manner in which the acquisition was structured. In particular, please explain the reason for the creation of Sitrick Brincko Group, LLC and why you acquired this entity instead of acquiring Sitrick and Company and Brincko Associates, Inc. separately. Also clarify whether Sitrick and Company and Brincko Associates, Inc. were related parties or under common control prior to your acquisition of them. Please consider clarifying these matters to your investors in your upcoming May 30, 2010 Form 10-K.

8. We note that Mr. Sitrick's personal goodwill was acquired separately from and concurrently with the acquisition of Sitrick and Company. Based on the description of this personal goodwill within the Goodwill Purchase Agreement, it is unclear to us why this personal goodwill qualifies as an acquired asset under FASB ASC 805. Please explain to us in reasonable detail what you acquired in purchasing this personal goodwill, how you accounted for the acquisition of this personal goodwill,

and your basis in GAAP for your accounting. To the extent that this personal goodwill relates to Mr. Sitrick's personal knowledge, relationships, name and reputation, it is unclear to us how these items could be separated from Mr. Sitrick's employment by your company following the acquisition. Please finally consider clarifying this matter to your investors in your upcoming May 30, 2010 Form 10-K.

9. We note that both Mr. Sitrick and Mr. Brincko will continue to be employed by the Company after the purchase of the membership interests comprised of Sitrick and Company and Brincko Associates, Inc. We further note the existence of the contingent earn-out provisions of the agreements. Please tell us what consideration you gave to whether some portion of the amounts to be paid for the contingent earn-out provisions represent compensation arrangements rather than a portion of the purchase price of the businesses acquired. Refer to FASB ASC 805-10-55-24 and 55-25. We also note your disclosure in your February 27, 2010 Form 10-Q that up to 20% of the contingent consideration is payable to employees of the acquired business and will be recognized as compensation expense. Please explain in reasonable detail what comprises this 20% and how you determined that this was the appropriate amount to recognize as compensation expense.

10. Please file the omitted schedules and exhibits to the Membership Interest Purchase Agreement filed as Exhibit 2.1 and the Goodwill Purchase Agreement filed as Exhibit 2.2. If you believe these schedules and exhibits are not material agreements which you are required to file, please provide us with the following items:

- For the Membership Interest Purchase Agreement, please provide Exhibits A, B, C and D along with Schedules A, B, C, D and E; and
- For the Goodwill Purchase Agreement, please provide Exhibit A along with Schedules A, B, D and E.

Financial Statements of Acquired Businesses

General

11. Please provide interim financial statements for Sitrick and Company and Brincko Associates, Inc. which are as of a date within 135 days of the date that the initial Form 8-K reporting the consummation of the acquisition was required to be filed or tell us why such information is not required. In addition, for Sitrick and Company, please also provide the interim statements of operations and cash flows for the comparable prior year interim period. Refer to Item 9.01 of Form 8-K and Rules 3-01, 3-02 and 3-05 of Regulation S-X.

Financial Statements of Sitrick and Company, Inc. (Exhibit 99.2)

12. We note your disclosure in Note 6 that you expensed $3,400,000 for the year ended December 31, 2008 and $2,638,000 for the six month period ended June 30, 2009 as a royalty to due to your CEO for the nonexclusive and revocable right to use certain of his intangible property, including without limitation, his personal name and reputation, to further your business. Please tell us and disclose the nature of all such intangible property and the terms of any agreements you may have with respect to your use of such property. Please also tell us whether Mr. Sitrick received a salary, bonus or other compensation including stock based compensation separate from the royalty payments, and if so, quantify such compensation for us.

Unaudited Pro Forma Condensed Combined Financial Statements (Exhibit 99.4)

13. We note that your calculation of total purchase consideration for the acquisition uses a value of $19.63 per share for your restricted stock. Given that your pro forma balance sheet presents the acquisition as if it had occurred on August 29, 2009, please explain how you determined this value was appropriate for your restricted stock.

14. We note that your pro forma financial statements do not include any adjustments to reflect the acquired tangible assets and liabilities at fair value as required under FASB ASC 805-20-30-1. Please explain to us and disclose how you determined that the carrying value of these acquired tangible assets and liabilities represents their fair value for purposes of your purchase price allocation.

15. We note your disclosures concerning the contingent consideration under the earn-out arrangement. Please clarify in your footnotes whether any of the contingent consideration, including that portion classified as employee compensation, would have been earned for the year ended May 30, 2009 if the acquisition had occurred on June 1, 2008, and why or why not.

16. We note that your presentations of annual and interim results both include the results of Sitrick and Company and Brincko Associates, Inc. for the three months ended June 30, 2009. Please tell us how your current disclosures comply with the guidance in Rule 11-02(c)(3) of Regulation S-X to disclose the sales or revenues and income for any periods which were excluded from or included more than once in the condensed pro forma income statements (e.g., an interim period that is included both as part of the fiscal year and the subsequent interim period). It appears that additional footnote disclosure should be provided.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Annual Incentive Compensation Opportunity, page 19

17. With regard to the quantitative component of the incentive bonus plan, we note your statement that "[t]he company considers the specific revenue and net income targets to be confidential, commercial and financial information, the disclosure of which could result in competitive harm to the company." We also note that the revenue performance thresholds were not met in fiscal 2009 and that the quantitative component of the bonuses was not paid to the named executive officers. However, even where it does not result in an actual payout, a performance target may be material if, based on the company's specific facts and circumstances, it plays an important role in the way the company incentivizes its management. Refer to Item 402(b)(2)(vi) of Regulation S-K. Therefore, please quantify the revenue and net income target levels. If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please provide us a detailed analysis. Refer to instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 in the Division of Corporation Finance Compliance and Disclosure Interpretations (Regulation S-K), which is available on our website.

18. We note your disclosure that non-financial and individual performance factors are also analyzed to calculate the discretionary component of the bonus awards. We also note that you paid the maximum discretionary component of the annual bonus, plus supplemental awards to your named executive officers. Please describe in greater detail how individual roles and other performance measures factor into the compensation amounts you disclose for each named executive officer. Identify the specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Equity Incentive Awards, page 20

19. Please explain how the company's and the individual named officer's performance were factored into determining the size of each named executive officer's fiscal 2009 stock option award.

Form 10-Q for the Fiscal Period Ended November 28, 2009

Item 4. Controls and Procedures, page 24

20. Your disclosure in the first and second paragraph relating to changes in internal control over financial reporting appears inconsistent. Please clarify whether there were any changes during the Company's quarter ended November 28, 2009. If there were any changes, please describe the specific changes rather than referring to certain changes "as described above."

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director